June 14, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Marion Graham

Re:	Socket Mobile, Inc.

Registration Statement on Form S-3

Filed June 6, 2023

File No. 333-272454

Acceleration Request

Requested Date: June 20, 2023

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Socket Mobile, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-272454) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Erika Muhl of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Erika Muhl of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 493-9300.

Please direct any questions or comments regarding this acceleration request to Erika Muhl at (650) 493-9300 or via email at emuhl@wsgr.com.

*****

Sincerely,

SOCKET MOBILE, INC.

By: /s/ Lynn Zhao

Lynn Zhao

Vice President of Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer)

email: lynn@socketmobile.com

cc: Erika Muhl

Wilson Sonsini Goodrich & Rosati, Professional Corporation